UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

American Safety Insurance Holdings LTD

(Name of Issuer)

Common Stock

Par value $0.01 per share

(Title of Class of Securities)

G02995101

(CUSIP Number)

Argo Group International Holdings, Ltd.

110 Pitts Bay Road

Pembroke HM 08, Bermuda

Attn: Jay S. Bullock 441-296-8560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. G02995101	Page 1 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Argo Group International Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,409,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,409,278 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,278 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.62%* (See Item 5)
14	TYPE OF REPORTING PERSON OO

*	The calculation of this percentage is based on 10,349,381 shares of common stock outstanding, as reported in the Issuer’s Form
10-Q filed on November 9, 2009.

CUSIP No. G02995101	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Argo RE, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,409,278
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,409,278 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,278 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.62%* (See Item 5)
14	TYPE OF REPORTING PERSON OO

*	The calculation of this percentage is based on 10,349,381 shares of common stock outstanding, as reported in the Issuer’s Form
10-Q filed on November 9, 2009.

CUSIP No. G02995101	Page 3 of 9

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D on the Common Stock of American Safety Insurance Holdings LTD. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on February 27, 2009. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.	Identity and Background.

(a) - (c) The information previously provided in clauses (i) and (ii) in response to Item 2 is hereby updated as follows:

(i) Argo RE, Ltd., a Bermuda class 4 insurance company (“Argo RE”), owns 1,409,278 shares of Common Stock of the Issuer; and

(ii) Argo Group International Holdings, Ltd., a Bermuda company limited (“AGII”), may be deemed to beneficially own 1,409,278 shares of Common Stock of the Issuer, all of which are held by Argo RE, a wholly-owned subsidiary of AGII.

(f) Updated information required by this Item 2(f) concerning the directors and executive officers of each of the Reporting Persons is set forth on Schedule A annexed hereto, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information previously provided in response to Item 5 is hereby amended and supplemented as follows:

(a) The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by Argo RE is 1,409,278 shares, which represents approximately 13.62% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 10,349,381 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 9, 2009.

The aggregate number and percentage of Common Stock of the Issuer deemed to be beneficially owned by AGII is 1,409,278 shares, which represents approximately 13.62% of the issued and outstanding Common Stock of the Issuer. The calculation of this percentage is based on 10,349,381 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 9, 2009.

(b) Argo RE, by virtue of its position as the holder of the 1,409,278 shares of Common Stock and AGII, by virtue of the fact that Argo RE is a wholly-owned subsidiary of AGII, may be deemed to have the shared power to vote and dispose of the Common Stock owned by Argo RE reported herein.

CUSIP No. G02995101	Page 4 of 9

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person.

(c) The following transactions in the Common Stock of the Issuer were effected during the past sixty days:

On January 8, 2010, Argonaut Insurance Company (a wholly-owned subsidiary of AGII) sold 150,000 shares of Common Stock of the Issuer on the open market and Argo RE sold 82,100 shares of Common Stock of the Issuer on the open market. The weighted average price of these 232,100 shares was $14.2183, and the range of sale prices was $14.18 to $14.2533.

On January 11, 2010, Argo RE sold 22,501 shares of Common Stock of the Issuer on the open market. The weighted average price of these shares was $14.1093, and the range of sale prices was $14.10 to $14.22.

On January 12, 2010, Argo RE sold 24,195 shares of Common Stock of the Issuer on the open market. The weighted average price of these shares was $14.0579, and the range of sale prices was $14.00 to $14.10.

On January 13, 2010, Argo RE sold 9,900 shares of Common Stock of the Issuer on the open market. The weighted average price of these shares was $14.0219, and the range of sale prices was $14.00 to $14.0508.

On January 14, 2010, Argo RE sold 24,000 shares of Common Stock of the Issuer on the open market. The weighted average price of these shares was $14.0036, and the range of sale prices was $14.00 to $14.0509.

None of the persons set forth on Schedule A has effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

CUSIP No. G02995101	Page 5 of 9

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement by and between Argo Group International Holdings, Ltd. and Argo RE, Ltd. dated as of January 21, 2010.

CUSIP No. G02995101	Page 6 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2010

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

By:	/s/ JAY S. BULLOCK
Name:	Jay S. Bullock
Title:	Executive Vice President and Chief Financial Officer

ARGO RE, LTD.

By:	/s/ KEVIN COPELAND
Name:	Kevin Copeland
Title:	Vice President, Chief Financial Officer and Treasurer